3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02007234

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 1 2 2002

SEC FILE NUMBER
8- 51380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Membertrade Financial Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/22/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/0

PRICEWATERHOUSECOOPERS



PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

To the Board of Directors
MemberTrade Financial Group, L.L.C.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in member's equity and of cash flows present fairly, in all material respects, the financial condition of MemberTrade Financial Group, L.L.C. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 25, 2002

MemberTrade Financial Group, L.L.C.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 1,089,763	$ 988,017
Accounts receivable	-	4,182
Equipment, net	2,395	4,490
Prepaid expenses	6,697	6,210
Total assets	$ 1,098,855	$ 1,002,899
LIABILITIES AND MEMBER'S EQUITY		
Accrued liabilities	$ 31,783	$ 27,713
Total liabilities	31,783	27,713
Member's equity:		
Paid-in capital	1,500,000	1,500,000
Accumulated deficit	(432,928)	(524,814)
Total member's equity	1,067,072	975,186
Total liabilities and member's equity	$ 1,098,855	$ 1,002,899

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

Basis of presentation
MemberTrade Financial Group L.L.C. (MemberTrade) was incorporated in New York State on August 24, 1998 as a corporate credit union service organization which provides broker-dealer services to members of Empire Corporate Federal Credit Union (Empire Corporate). MemberTrade's Board of Directors consists of officers and directors of Empire Corporate and MemberTrade is a 100% owned subsidiary of Empire Corporate. MemberTrade was established with an investment by Empire Corporate of $750,000.

Because MemberTrade is organized as an LLC, its member has limited liability for the obligations and debts of the entity.

Accounting Method
MemberTrade maintains its books on the accrual basis of accounting.

Cash and cash equivalents
Cash and cash equivalents consist of cash and money market accounts with an original maturity of 90 days or less held with Empire Corporate and other financial institutions.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment
Leasehold improvements, furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method and is amortized over the estimated useful lives of these assets.

Maintenance and repairs are charged to expense when incurred. Gains and losses from sales or other dispositions of depreciable property are included in current operations.

Income taxes
MemberTrade is organized as a limited liability company and therefore, earnings are passed through to its member. Accordingly, no provision has been made in the financial statements for income taxes.

Revenue recognition
MemberTrade initiates securities transactions through an outside broker-dealer. MemberTrade acts as an agent and does not maintain possession of securities in these transactions. Securities transactions and related commission revenue and expense are recorded on a trade date basis.

2. Related Party Transactions

MemberTrade leases office space from Empire Corporate and recorded $6,530 and $18,088 in rental expense for the period ended December 31, 2001 and 2000, respectively.

Employees of MemberTrade participate in the 401(k) and pension plans of Empire Corporate. Contribution expense under the plans for MemberTrade employees were approximately $6,400 and $5,000 for the period ended December 31, 2001 and 2000, respectively.

MemberTrade has a non-exclusive administrative service agreement with Empire Corporate. The agreement allows MemberTrade to obtain administrative support from Empire in the following areas: Marketing Services, HR Support, IS Support, Accounting Services and clerical services. MemberTrade can also seek these services from a third party if desired. Total expenses under this agreement were $13,010 and $46,077 in 2001 and 2000, respectively.

MemberTrade also has an agreement with Empire Corporate to share certain employees between both parties.

3. Property and Equipment, Net

Property and equipment consists of the following at December 31, 2001 and 2000:

	2001	2000
Furniture, fixtures & equipment	$ 7,243	$ 7,243
Less accumulated depreciation	(4,848)	(2,753)
	$ 2,395	$ 4,490

4. Line of Credit

MemberTrade maintains an advised line of credit of $15,000 with Empire Corporate Federal Credit Union. At December 31, 2001 and 2000, there were no amounts outstanding under this agreement.

Net Capital Requirements

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that MemberTrade's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2001, MemberTrade's net capital for regulatory purposes was $265,696, which exceeded its required net capital of $50,000 by $215,696. The percentage of aggregate indebtness to net capital was 11.96% at December 31, 2001.